EXHIBIT 21.1

LIST OF SUBSIDIARIES OF ENDI CORP.

	State of Incorporation/Organization	Percentage Owned by Registrant
Bonhoeffer Capital Management, LLC	New York	100% (indirectly)
CrossingBridge Advisors, LLC	Delaware	100% (directly)
eBuild Ventures, LLC	Delaware	100% (directly)
Enterprise Diversified, Inc.	Nevada	100% (directly)
Sitestar.net, Inc.	Virginia	100% (indirectly)
Willow Oak Asset Management, LLC	Delaware	100% (indirectly)
Willow Oak Asset Management Affiliate Management Services, LLC	Delaware	100% (indirectly)
Willow Oak Asset Management Fund Management Services, LLC	Delaware	100% (indirectly)
Willow Oak Capital Management, LLC	Delaware	100% (indirectly)